FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: September 14, 2005	/s/ Donat Madilo Donat Madilo Treasurer

PRESS RELEASE

Banro to Begin Second Stage Exploration on its Twangiza Project

Toronto, Canada – September 14, 2005 -Banro Corporation (“Banro ” or the “Company “) (AMEX – “BAA”; TSX Venture Exchange -“BAA”) is pleased to announce that it is commencing the second phase of exploration on its wholly-owned Twangiza project located along the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

The objective of the Twangiza program is to increase the current resource base, while upgrading the resource to accommodate scoping and pre-feasibility studies. This will include approximately 18,000 meters of core drilling at Twangiza by year-end 2006, with a budgeted US$6.4 million allocated to the Twangiza exploration program. This represents approximately 27% of the Company’s total proposed exploration budget of US$22.3 million for all four properties through to the end of 2006.

The Company is currently establishing an exploration camp on site, with ground exploration scheduled to begin in early October. Banro has also begun repairing roadwork and bridges along the 50 kilometer road between the city of Bukavu, the site of the Company’s exploration office, and the Twangiza project area, which in addition to improving logistics for the exploration program, should attract other benefits for the local area.

This second phase of the exploration program will focus on upgrading the current resource and extensions along strike of the Twangiza deposit, and will consist initially of a soil geochemical survey covering approximately five kilometers of strike immediately to the north of the current resource. The soil geochemical grid will be established on 40 meter line spacing and at a sample spacing of 40 meters. A detailed mapping and trenching program will also be conducted at this time.

The infill diamond drilling program will commence in October with the objective of initially converting the Inferred gold resource at Twangiza to the Measured and Indicated categories. This will be followed by a step-out drilling program with the objective of identifying additional resources along strike and to the north of the known Twangiza deposit.

Twangiza is the most advanced of the Company’s four wholly-owned projects. Located in South Kivu Province of the DRC, the property consists of six Exploitation Permits covering 1,164 square kilometers. The project was the subject of a National Instrument 43-101 report by

CME Consulting Ltd. dated April 30, 2003, which outlined the following Mineral Resource estimates for Twangiza using a 1.0 g/T cut-off grade:

Measured			Indicated			Inferred
Tons	Au g/t	Oz gold	Tons	Au g/t	Oz gold	Tons	Au g/t	Oz gold
2,601,000	3.20	268,000	27,785,000	1.95	1,742,000	19,241,000	1.90	1,175,000

A copy of this report on Twangiza can be obtained from SEDAR at www.sedar.com. Reference is also made to the Company’s press release of September 16, 2003 which can also be obtained from SEDAR.

Peter Cowley, President and C.E.O. of the Company, said: “Twangiza is the most developed of Banro’s properties, with the largest total resource. Our plan at Twangiza, as with the Company’s other three major projects of Namoya, Lugushwa and Kamituga, is to progressively convert Inferred Resource ounces to higher confidence categories, while locating new zones of mineralization through exploration beyond the known deposits.”

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
Peter Cowley, F.I.M.M.M., Banro’s President and C.E.O. and a “qualified person” as defined in National Instrument 43-101, reviewed the technical information in this release.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this press release, such as “measured,” “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,”“intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include, without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.